FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of December, 2002

Commission File Number  001-16125


                    Advanced Semiconductor Engineering, Inc.
             (Exact name of Registrant as specified in its charter)

                               26 Chin Third Road
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
______


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Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Not applicable


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: December 10, 2002             By: /s/ Joseph Tung
                                       ----------------------------
                                  Name: Joseph Tung
                                 Title: Chief Financial Officer


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Advanced Semiconductor Engineering, Inc.                        [GRAPHIC]

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.
Joseph Tung, CFO / Vice President
Freddie Liu, Assistant Vice President
Tel: + 886-2-8780-5489
Fax: + 886-2-2757-6121
ir@aseglobal.com
http://www.aseglobal.com


                    ADVANCED SEMICONDUCTOR ENGINEERING, INC.
                      ANNOUNCES NOVEMBER 2002 NET REVENUES

TAIPEI, TAIWAN, R.O.C., DECEMBER 10, 2002 - ADVANCED SEMICONDUCTOR ENGINEERING, INC. (NYSE: ASX, TAIEX: 2311), announces its unaudited consolidated net revenues and the unaudited net revenues for its packaging operations in Kaohsiung for the month of November 2002.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)*
                Nov       Oct       Nov       Sequential      YoY
(NT$ Million)   2002      2002      2001      Change          Change
              -----------------------------------------------------------
Net Revenues    4,344     4,348     3,653     -0.1%           +18.9%

MONTHLY NET REVENUES FOR PACKAGING OPERATIONS IN KAOHSIUNG (UNAUDITED)

                Nov       Oct       Nov       Sequential      YoY
(NT$ Million)   2002      2002      2001      Change          Change
              -----------------------------------------------------------
Net Revenues    2,437     2,400     2,120     +1.6%           +15.0%


* Such consolidated net revenues include, in addition to net revenues of ASE Inc.'s packaging operations in Kaohsiung, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Chung Li) Inc., ASE (Korea) Inc., ASE Holding Electronics (Philippines) Inc. and ASE Material Inc.